SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’14 Earnings Results

I. Performance in Q4 2014 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q4 14	Q3 14	Q4 13	QoQ	YoY
Quarterly Results
Revenues	8,342	6,547	7,079	27.4%	17.8%
Operating Income	626	474	257	32.0%	143.5%
Income before Tax	488	432	225	13.1%	117.4%
Net Income	389	354	71	9.9%	449.6%

II. IR Event of Q4 2014 Earnings Results

1. Provider of Information:		IR Team

2. Participants:		Investors, Securities analysts, etc.

3. Purpose:		To present Q4 14 Earnings Results of LG Display

4. Date & Time:		16:30 (KST) on January 28, 2015 in Korean

10:30 (KST) on January 30, 2015 in English

5. Venue & Method:	1)	Earnings release conference in Korean:

• Auditorium, B1 floor, LG Twin Towers(East Tower)
128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

• Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1) Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)
David Kim, Manager, IR Team (82-2-3777-2387)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q4 14 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 14 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG DISPLAY REPORTS FOURTH QUARTER 2014 RESULTS

SEOUL, Korea (January 28, 2015) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2014.

•	Revenue in the fourth quarter of 2014 increased by 27% to KRW 8,342 billion from KRW 6,547 billion in the third quarter of 2014 and increased by 18% from KRW 7,079 billion in the fourth quarter of 2013.

•	Operating profit in the fourth quarter of 2014 recorded KRW 626 billion, a quarter-on-quarter increase of 32% from an operating profit of KRW 474 billion and a year-on-year increase of 144% from the operating profit of KRW 257 billion in the fourth quarter of 2013.

•	EBITDA in the fourth quarter of 2014 was KRW 1,532 billion, compared with EBITDA of KRW 1,295 billion in the third quarter of 2014 and with EBITDA of KRW 1,124 billion in the fourth quarter of 2013.

•	Net income in the fourth quarter of 2014 amounted to KRW 389 billion, a quarter-on-quarter increase of 10% from KRW 354 billion in the third quarter of 2014 and a year-on-year increase of 448% from KRW 71 billion in the fourth quarter of 2013.

LG Display posted its eleventh straight quarterly operating profit at KRW 626 billion and quarterly revenue exceeding KRW 8 trillion resulting from increased shipments reflecting a continual trend towards larger size panels and new product launches in the small and medium display segment through the peak season at the year-end. Favorable pricing condition, particularly in large-sized panels due to the above trend, also contributed to the improved results.

LG Display recorded an annual net income of KRW 917 billion in 2014, a year-on-year increase of 119% from the net income of KRW 419 billion in 2013. Annual revenue slightly decreased to KRW 26.456 trillion compared with revenue of KRW 27.033 trillion in 2013. The company expanded its portion of high value-added panels such as those for large-sized, high resolution TVs and mobile devices based on an efficient operational production strategy to proactively meet market demands. Accordingly, despite the decreased annual revenue due to the changes in the business structure towards increased Cell business1, profitability improved significantly.

In providing a return to the shareholders, LG Display declared a dividend of KRW 500 per common share at the Board of Directors meeting held on the 27th of January. The decision will be finalized after approval at the forthcoming Annual General Meeting of Shareholders.

TFT-LCD panels for TVs accounted for 36% of revenue in the fourth quarter of 2014, mobile device panels for 23%, tablet PCs 19%, monitors 14%, and notebook PCs 8%.

With 95% in the liability to equity ratio, 122% in the current ratio, and 16% in the net debt to equity ratio as of December 31, 2014, the financial structure of the company remains stable.

[1]	Semi-finished panels without backlight module

Outlook

The following forecast is based on information as of January 28, 2015. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Shipments in the first quarter are expected to decrease by a mid-single digit percentage, less influenced by seasonality compared with other years, due to steady market demand and the company’s efficient operational production strategy, while overall panel prices are expected to remain stable although they may vary by product segment,” said Don Kim, CFO of LG Display. “LG Display expects a quarter-on-quarter decrease in profits given that the first quarter is an off season, but we’re committed to continually enhance our profit competitiveness through technology differentiation and cost reductions.”

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on January 28, 2015 at 4:30 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on January 30, 2015 at 10:30 a.m. Korea Standard Time. (8:30 p.m. EST, 1:30 a.m. GMT) The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109551#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has a total of 53,000 employees operating worldwide. Please visit www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

HeeYeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:

Bang-Soo Lee, Head of Public Relations	Claire Ohm, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1353
Email: bsleeb@lgdisplay.com	Email: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: January 28, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President